August 28, 2008

Ms. Amanda McManus

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Inc.
Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-152102)

Dear Ms. McManus:

On behalf of Ryerson Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on August 12, 2008 (the “Registration Statement”) contained in your letter dated August 26, 2008 to Barbara Rhode, Counsel to the Company. To facilitate your review, we have set forth your comment below with the Company’s response.

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General

Comment: We note from your correspondence dated August 12, 2008 and the disclosure on the cover page to the registration statement that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and subsequent no action letters. We further note that if 66 2/3% in principal amount of the initial note holders elect to participate in the exchange, the collateral for the exchange notes will not include certain equity interests securing the initial notes. In light of this change in collateral, please provide your analysis of how the exchange notes will be “substantially identical” securities to the initial notes, as required by Exxon Capital and subsequent no action letters (See, for example, Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993)).

Response: The Registration Statement provides that if holders of at least 66  2/3% of the aggregate principal amount of the initial notes outstanding exchange their initial notes, upon consummation of the exchange offer the Company will amend the operative documents to provide (i) the automatic release from the collateral of a portion (or, if necessary, all) of the capital stock or other equity interests of each subsidiary currently pledged to secure the initial notes to the extent that the pledge currently does or in the future would require the preparation and filing of separate audited financial statements of such subsidiary under Rule 3-16 of Regulation S-X and (ii) to prohibit the Company from pledging to any person the capital stock or other equity interests of any subsidiary that is automatically released from such pledge.

The exchange by holders of their initial notes is a consent by the holders to these amendments. If the Company receives the requisite noteholder consent, the Company will exercise its contractual right to amend the documents and the amendments will become operative with respect to all of the outstanding notes of the Company (regardless of whether they have been exchanged). If it does not receive the requisite noteholder consent, the operative documents cannot be amended and the exchange offer will not proceed as contemplated. As a result, in either situation, the exchange notes issued by the Company will be “substantially identical” to the initial notes in their original form or, if applicable, as amended (including any initial notes left outstanding after the exchange offer), except that the exchange notes will be freely tradeable. The Company does not intend to amend or otherwise modify any other provision of the notes pursuant to this exchange offer.

Further, as set forth on page 20-21 of the Registration Statement, the Company does not believe that the release of the collateral described above will significantly reduce the value of the collateral because the primary collateral securing the initial notes, which secures and will continue to secure the exchange notes, is substantially all of the Company and the subsidiary guarantors’ property and assets. In addition, the notes will also have the benefit of the subsidiary guarantees. Assuming the amendments become operative, upon consummation of the exchange offer the underlying assets of subsidiaries, with a book value of approximately $1.4 billion at December 31, 2007, will continue to be pledged as collateral for the $561.75 million aggregate principal amount of notes outstanding. The Company will also be prohibited from pledging any released collateral to any third party and therefore the noteholders will be no worse off from a contractual perspective than they are today. The Company believes that the exchange notes and the initial notes are “substantially identical”.

Based upon the foregoing analysis, the Company submits that the issuance of the exchange notes upon consummation of the exchange offer will comply with Exxon Capital and the subsequent no action letters.

[Remainder of Page Intentionally Left Blank.]

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8781 with any further questions or comments.

Very truly yours,

/s/ Nicole Napolitano
Nicole Napolitano

cc:	Ms. Lauren Nguyen
Cristopher Greer, Esq.
Barbara Rohde, Esq.

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